UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12B-25

                           NOTIFICATION OF LATE FILING

                            SEC FILE NUMBER 001-32574


 (Check one): [X] Form 10-K [ ] Form 20-F  [ ] Form 11-K [ ]  Form 10-Q
              [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

              For Period Ended:     December 31, 2010

              [ ] Transition Report on Form 10-K

              [ ] Transition Report on Form 20-F

              [ ] Transition Report on Form 11-K

              [ ] Transition Report on Form 10-Q

              [ ] Transition Report on Form N-SAR

              For the Transition Period Ended:

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

GOLDEN GATE HOMES, INC.
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Full Name of Registrant

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Former Name if Applicable

14 WALL STREET, 20th Floor
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Address of Principal Executive Office (Street and Number)

NEW YORK, NEW YORK 10005
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City, State and Zip Code


PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         | (a) The reason described in reasonable detail in Part III of
         |     this form could not be eliminated without unreasonable effort or
         |     expense
         |
         | (b) The subject annual report, semi-annual report, transition report
         |     on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
         |     portion thereof, will be filed on or before the fifteenth
   [X]   |     calendar day following the prescribed due date; or the subject
         |     quarterly report or transition report on Form 10-Q or subject
         |     distribution report on Form 10-D, or portion thereof, will be
         |     filed on or before the fifth calendar day following the
         |     prescribed due date; and
         |
         | (c) The accountant's statement or other exhibit required by Rule
         |     12b-25(c) has been attached if applicable.



PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Annual Report on Form 10-K for the period ended December 31, 2010 within the prescribed time period because it needs additional time to complete the presentation of its financial statements, and the analysis thereof.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                STEVEN GIDUMAL                   (212)          385-0955
--------------------------------------          ------         ---------
                   (Name)                    (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                Yes [X]   No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                Yes [X]   No [ ]

              For the fiscal year ended December 31, 2010, we had a net loss of approximately $700,000, compared to the fiscal year ended December 31, 2009, when we had net income of $82,240. For the fiscal year ended December 31, 2010, we incurred approximately $710,000 of general and administrative expenses, as compared to the fiscal year ended December 31, 2009, when we incurred $89,177 of operating expenses, had a gain on settlement of debt of $6,937, and had interest expense of $48,721. This increase in expenses is reflective of the Company's increased activity as it puts its new business plan into effect. Of the approximately $710,000 of general and administrative expenses for the year ended December 31, 2010, $48,457 was expended on the Company's behalf by the entity that holds a controlling interest in the Company to research and develop the Company's new business plan prior to its acquisition of such control on December 31, 2009.

                          GOLDEN GATE HOMES, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 31, 2011          By:  /s/ Steven Gidumal
                                       ---------------------------------------
                                        Chairman of the Board of Directors &
                                        Chief Financial Officer
                                        (Principal Financial and Accounting
                                        Officer)


                                   ATTENTION
   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001)